09055586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

SEC FILE NUMBER
8- 15543

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Boenning & Scattergood Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC Mail Processing Section
FEB 25 2009
Washington, DC
108

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Tower Bridge 200 Barr Harbor Drive Suite 300
(No. and Street)

West Conshohocken (City) PA (State) 19428-2979 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale R. Weigand 610-684-5416
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dale R. Weigand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boenning & Scattergood Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum Assessment in effect.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Boenning & Scattergood Inc.

We have audited the accompanying statement of financial condition of Boenning & Scattergood Inc. (the "Company") as of December 31, 2008 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boenning & Scattergood Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 19, 2009

Sanville & Company
Certified Public Accountants

Boenning & Scattergood Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	1,804,952
Deposit with clearing broker		100,000
Receivables:		
Clearing broker		5,057,164
Affiliates		1,610,001
Other		764,349
Securities owned, at value		5,105,411
Cash surrender value of life insurance		328,711
Leasehold improvements, net		46,136
Goodwill		500,000
Prepaid compensation		845,033
Deposits and other prepaid expenses		357,122
Total assets	$	16,518,879

Liabilities and Stockholder's Equity

Liabilities		
Securities sold, not yet purchased, at value	$	713,455
Accounts payable and accrued expenses		6,232,748
Total liabilities		6,946,203
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock, $.0625 par value, authorized - 50,000 shares; issued - 4,065		254
Additional paid-in capital		1,566,816
Retained earnings		8,419,570
Treasury stock, at cost - 168 shares		(413,964)
Total stockholder's equity		9,572,676
Total liabilities and stockholders' equity	$	16,518,879

The accompanying notes are an integral part of these financial statements.

Boenning & Scattergood Inc.
Statement of Income
For the Year Ended December 31, 2008

Revenue	
Commissions	$ 24,123,010
Underwriting and investment banking	5,806,978
Net inventory and investment gain	8,658,050
Dividends and interest	718,815
Fees and other revenue	1,953,800
Fees received from affiliate	68,293
Total income	41,328,946
Expenses	
Sales compensation and benefits	18,791,966
Other compensation and benefits	10,805,348
Communications and market data	2,156,849
Clearance and execution charges	2,365,700
Occupancy and equipment rental	1,536,571
General and administrative expense	3,114,190
Professional fees	503,201
Interest	250,209
Fees paid to affiliates	318,952
Regulatory fees and expenses	234,364
Other	47,551
Total expenses	40,124,901
Net income	$ 1,204,045

The accompanying notes are an integral part of these financial statements.

Boenning & Scattergood Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2008

	Common Stock		Additional Paid-In	Retained	Treasury Stock		Total Stockholder's
	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
Balances at January 1, 2008	4,065	$ 254	$ 1,566,816	$ 7,436,620	168	$ (413,964)	$ 8,589,726
Net income for the year	-	-	-	1,204,045	-	-	1,204,045
Distribution of capital	-	-	-	(221,095)	-	-	(221,095)
Balances at December 31, 2008	4,065	$ 254	$ 1,566,816	$ 8,419,570	168	$ (413,964)	$ 9,572,676

The accompanying notes are an integral part of these financial statements.

Boenning & Scattergood Inc.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2008

Subordinated borrowings at January 1, 2008	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2008	$	-

The accompanying notes are an integral part of these financial statements.

Boenning & Scattergood Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income	$	1,204,045
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		74,410
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivables:		
Clearing broker		(3,818,901)
Affiliate		(575,010)
Other		(319,138)
Securities owned		1,334,928
Cash surrender value of life insurance		(51,844)
Income tax receivable and prepaid taxes		797,624
Prepaid compensation		(623,986)
Deposits and other prepaid expenses		(67,231)
Increase (decrease) in liabilities:		
Securities sold, not yet purchased		586,930
Accounts payable and accrued expenses		3,307,232
Net cash provided by operating activities		1,849,059
Cash flows from investing activities:		
Purchase of leasehold improvements		(7,571)
Cash flows from financing activities:		
Distribution of capital		(221,095)
Net increase in cash		1,620,393
Cash and cash equivalents at beginning of year		184,559
Cash and cash equivalents at end of year	$	1,804,952
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	250,209
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

Boenning & Scattergood Inc. ("The Company") is a duly registered broker dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a registered broker dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the 1914 Advisors name for its investment advisory business. The Company is a wholly owned subsidiary of Boenning & Scattergood Holdings, Inc. ("Holdings"). Holdings also owns 65% of Aqua Terra Asset Management LLC ("Aqua Terra"), an investment advisor registered with the SEC. The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

Securities Transactions - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities, corporate obligations, United States government obligations, and state and municipal obligations, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of short-term nature of the financial instruments, approximate current fair value.

Investment banking fees - Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred. Fees for investment banking services also include fees earned from providing merger and acquisition and financial restructuring advisory services. These fees are recorded when earned.

Concentration of Credit Risks - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Amortization – Leasehold improvements are stated at cost and amortized over the term of the respective lease.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income taxes – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2008, in the accompanying financial statements.

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, on January 1, 2007. FASB Interpretation No. 48 requires that the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merits, they have a more than 50 percent likelihood of being sustained upon examination. At adoption, the financial statements must be adjusted to reflect only those tax positions that are more likely than not of being sustained. Management of the Company does not believe that any adjustments were necessary to the financial statements at adoption.

New accounting pronouncements - In March 2008, FASB issued the Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 requires enhanced disclosures about the Company's derivative and hedging activities, including how such activities are accounted for and their effect on the Company's financial position, performance and cash flows. Management is currently evaluating the impact the adoption of SFAS 161 will have on the Company's financial statements and related disclosures.

3. Securities Owned and Securities Sold But Not Yet Purchased

Securities owned and securities sold but not yet purchased consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
State and municipal obligations	$ 697,285	$ -
Corporate obligations	2,530,138	22,775
Corporate stocks	947,342	645,230
Options	125,650	45,450
Other investment	804,996	-
	$ 5,105,411	$ 713,455

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements." This standard establishes a single authoritative definition of fair value sets out a framework for measuring fair value and requires additional disclosure about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. In accordance with SFAS No. 157, fair value is defined as the price that would be received by the Company upon selling an asset or paid by the Company to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of a principal market for the asset

3. Securities Owned and Securities Sold But Not Yet Purchased (Continued)

or liability, the assumption is that the transaction occurs on the most advantageous market for the asset or liability. SFAS No. 157 established a three-tier fair value hierarchy that prioritizes the assumptions, also known as "inputs," to valuation techniques used by market participants to measure fair value. The term "inputs" refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier hierarchy of inputs is summarized in three levels with the highest priority given to Level 1 and the lowest priority given to Level 3: Level 1 - quoted prices in active markets for identical securities, Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.) and Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The Level 3 security is the Company's private equity investment in Tower Bridge Advisors, Inc. ("TBA"). The Company utilizes TBA's shareholder buy/sell formula and other inputs to determine the fair value of its TBA investment.

The following is a summary of the inputs used as of December 31, 2008 in valuing the Company's assets carried at fair value:

	Investments in Securities		Other Financial
Valuation Inputs:	Longs	Shorts	Instruments
Level 1 – Quoted Prices	$ 4,300,415	$ 713,455	$ -
Level 2 - Significant Other Observable Inputs	-	-	-
Level 3 – Significant Unobservable Inputs	804,996	-	-
Total	$ 5,105,411	$ 713,455	$ -

4. Leasehold Improvements

Leasehold improvements are summarized as follows:

Leasehold improvements	$ 637,575
Less accumulated amortization	(591,439)
	$ 46,136

Amortization expense totaled $74,410 for the year ended December 31, 2008.

5. Operating Leases

The Company leases office space and equipment for its main offices and sales offices under various operating lease agreements expiring in years 2009 through 2012. The Company also has licenses for market data information that expire in years 2009 through 2010.

Equipment lease expense, including market data licenses, and the annual aggregate office rental for the year ended December 31, 2008 was $614,799 and $2,001,434, respectively.

The following is a schedule by years of future minimum lease payments under operating leases:

Year	Offices	Equipment and Market Data
2009	$ 1,304,311	$ 545,944
2010	1,297,013	321,208
2011	1,296,516	101,380
2012	1,311,063	84,216
Thereafter	980,473	7,018

6. Deposit With and Receivable From Clearing Broker

The Company maintains a clearing agreement with First Clearing Corporation ("FCC"). Under the agreement the Company maintains a clearing deposit of $100,000. The Company carries its equity, corporate debt, U.S. government and municipal inventory with FCC. FCC will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to FCC at brokers' call rate, which was 2% at December 31, 2008. The Company also receives interest at brokers' call rate for any funds on deposit for the inventory balances.

7. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of section (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFS at December 31, 2008.

8. Financial Instruments With Off Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, futures commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management, trading and financing activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2008, the Company held no derivative financial instruments used for hedging purposes.

9. Commitments and Contingent Liabilities

In the normal course of business the Company enters into underwriting commitments. There were no transactions open at December 31, 2008 relating to such underwriting commitments.

10. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 the Company had net capital and capital requirements of $4,046,563 and $491,500 (minimum), respectively. The Company's net capital ratio was 1.54 to 1.

11. 401(K) Savings and Profit Sharing Plan

Employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company made no contribution to the profit sharing component of the plan for the year ended December 31, 2008.

12. Goodwill

There was no change in the carrying amount of goodwill for the year ended December 31, 2008. The balance remains at $500,000.

The FJM Department is tested at least annually for impairment. Based on the performance of the FJM Department as of December 31, 2008 and expected profits and cash flows for the next three years, there is no impairment to be recognized for the year ended December 31, 2008. The fair value of the FJM Department was estimated using the expected present value of future cash flows.

13. Intercompany Transactions

The Company leases furniture and equipment from Holdings. The lease payments totaled $318,952 for the year ended December 31, 2008.

The Company has made loans to Aqua Terra to fund its operations. For the year ended December 31, 2008 the loans totaled $316,075 and the total loan receivable at December 31, 2008 was $1,297,258. These loans bear interest at brokers call rate, which was 2% at December 31, 2008. For the year ended December 31, 2008 interest on these loans totaled $41,961.

The Company also made advances to Holdings. For the year ended December 31, 2008 the advances totaled $53,809 and the total receivable at December 31, 2008 was $308,626.

Boenning & Scattergood Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	9,572,676
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		9,572,676
Deductions and/or charges:		
Non-allowable assets:		
Cash on hand		1,500
Receivable from affiliate		1,610,001
Other receivables		700,665
Non-marketable securities		804,996
Furniture,equipment, and leasehold improvements, net		46,136
Goodwill		500,000
Income tax receivable and prepaid taxes		34,615
Prepaid compensation		845,033
Deposits and other prepaid expenses		352,508
Total non-allowable assets		4,895,454
Other deductions:		
Unsecured customer accounts		2,000
Net Capital before haircuts on securities positions		4,675,222
Trading and investment securities:		
Exempted securities		41,232
Debt securities		125,454
Options		81,005
Other securities		379,363
Other (money market)		1,605
Total haircuts		628,659
Net Capital	$	4,046,563
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	6,232,748
Total aggregate indebtedness	$	6,232,748
Percentage of aggregate indebtedness to Net Capital		1.54
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Boenning & Scattergood Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $6,232,748)	$	415,517
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	491,500
Net Capital requirement	$	491,500
Excess Net Capital	$	3,555,063
Excess Net Capital at 1000%	$	3,423,288

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Boenning & Scattergood Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

To the Board of Directors
Boenning & Scattergood, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Boenning & Scattergood, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sarville & Company
Certified Public Accountants

Abington, Pennsylvania
February 19, 2009

END